UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L401
(CUSIP Number)

Robert Roller

c/o WPCS International Incorporated

521 Railroad Avenue

Suisun City, CA 94585

(707) 421-1300

Copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-4066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92931L401

1	NAMES OF REPORTING PERSONS

Robert Roller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (see Item 3 below)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		184,935 (see Item 5 below)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		184,935 (see Item 5 below)
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

184,935 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (see Item 5 below)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer.

This Statement relates to the common stock, par value of $0.0001 per share (“Common Stock”), of WPCS International Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 521 Railroad Avenue, Suisun City, California 94585.

Item 2. Identity and Background.

(a)	Name: Robert Roller (the “Reporting Person”)

(b)	Business Address: The Reporting Person’s business address is c/o WPCS International Incorporated, 521 Railroad Avenue, Suisun City, California 94585

(c)	Principal Occupation or Employment: The Reporting Person has served as the President of the Issuer’s subsidiary, WPCS International - Suisun City, Inc. (the “Suisun City Operations”), since January 30, 2012. The Issuer’s principal business address is 521 Railroad Avenue, Suisun City, California 94585.

(d)	Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

The Reporting Person’s securities ownership in the Issuer is comprised entirely of stock options that are either presently exercisable or exercisable within 60 days of the date hereof and were granted in connection with the Reporting Person’s service as an officer of the Issuer and pursuant to the Issuer’s various equity compensation plans, as detailed below:

•	Stock options (right to purchase) with respect to 162 shares of Common Stock, at an exercise price of $13.20 per share, granted September 18, 2012 pursuant to the Issuer’s 2007 Incentive Stock Plan;[1]
•	Stock options (right to purchase) with respect to 2,273 shares of Common Stock, at an exercise price of $26.40 per share, granted April 24, 2014 pursuant to the Issuer’s 2014 Equity Incentive Stock Plan;
•	Stock options (right to purchase) with respect to 7,500 shares of Common Stock, at an exercise price of $1.19 per share, granted August 6, 2015 pursuant to the Issuer’s 2014 Equity Incentive Plan;
•	Stock options (right to purchase) with respect to 100,000 shares of Common Stock, at an exercise price of $1.32 per share, granted September 29, 2015 pursuant to the Issuer’s Amended and Restated 2014 Equity Incentive Plan;
•	Stock options (right to purchase) with respect to 75,000 shares of Common Stock, at an exercise price of $1.26 per share, granted April 28, 2016 pursuant to the Issuer’s Amended and Restated 2014 Equity Incentive Plan.

As stated above, the stock options were granted in connection with the Reporting Person’s service as an officer of the Issuer, and no additional consideration was paid by the Reporting Person in connection with the receipt of such stock options.

1 Effective April 20, 2015, the Issuer effected a reverse split of its issued and outstanding Common Stock at a ratio of 1-for-22, as reported on the Issuer’s Current Report on Form 8-K filed April 16, 2015. Any outstanding options, warrants and rights as of April 20, 2015 disclosed in this Statement and subject to adjustment were so adjusted. Any fraction of a share of Common Stock that would otherwise have resulted from the reverse split was rounded up to the next whole share. The figures reported in this Item 3 reflect the adjustment made as a result of the reverse split, where applicable.

Effective May 28, 2013, the Issuer effected a reverse split of its issued and outstanding Common Stock at a ratio of 1-for-7, as reported on the Issuer’s Current Report on Form 8-K filed May 28, 2013. Any outstanding options, warrants and rights as of May 28, 2013 disclosed in this Statement and subject to adjustment were so adjusted. Any fraction of a share of Common Stock that would otherwise have resulted from the reverse split was rounded up to the next whole share. The figures reported in this Item 3 reflect the adjustment made as a result of the reverse split, where applicable.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Statement in connection with his service as an officer of the Issuer and pursuant to the Issuer’s various equity compensation plans.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Person may exercise the stock options described in Item 3 above and subsequently dispose of the underlying Common Stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

In the ordinary course of his duties as President of the Issuer’s Suisun City Operations, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as President of the Issuer’s Suisun City Operations, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 184,935 shares of Common Stock of the Issuer, comprised of options to purchase184,935 shares of Common Stock that are exercisable as of the date hereof or within 60 days. The Reporting Person owns 6.4% of the Issuer’s Common Stock, calculated based on 2,706,159 shares of Common Stock outstanding as of July 19, 2016 and assuming that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 184,935 shares of Common Stock of the Issuer underlying the options to purchase.

(c)	The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days.

(d)	No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock underlying the options to purchase identified in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

10.1	2007 Incentive Stock Plan, incorporated by reference to Exhibit A of WPCS International Incorporated’s definitive proxy statement on Schedule 14A filed August 18, 2006.

10.2	WPCS International Incorporated 2014 Equity Incentive Plan, incorporated by reference to Annex D of WPCS International Incorporated’s definitive proxy statement on Schedule 14A filed April 28, 2014.
10.3

WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan, incorporated by reference to Appendix A of WPCS International Incorporated’s definitive proxy statement on Schedule 14A filed August 14, 2015.

10.4	Form of Stock Option Agreement under the Issuer’s 2014 Equity Incentive Plan and 2014 Amended and Restated Equity Incentive Plan.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2016	/s/ Robert Roller
Name: Robert Roller

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).